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                           April 7, 2021

       Timothy Young
       Chief Executive Officer
       SunHydrogen, Inc.
       10 E. Yanonali St.
       Suite 36
       Santa Barbara, California 93101

                                                        Re: SunHydrogen, Inc
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            Filed September 23,
2020
                                                            File No. 000-54437

       Dear Mr. Young:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 10-K for the Fiscal Year Ended June 30, 2020

       Report of Independent Registered Public Accounting Firm, page F-1

   1. Based on the requirements of paragraphs 12 and 13 of PCAOB Auditing Standard 2415, an appropriately titled
going concern paragraph included in an auditors' report should immediately follow the
opinion paragraph. Please file an amendment to have your current auditor ensure that
their audit report fully complies.
 Timothy Young
SunHydrogen, Inc.
April 7, 2021
Page 2


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Sisi Cheng at 202-551-5004 with any questions.



FirstName LastNameTimothy Young                           Sincerely,
Comapany NameSunHydrogen, Inc.
                                                          Division of
Corporation Finance
April 7, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName